April 19, 2006	Larry W. Shackelford 404-504-7651 lws@mmmlaw.com www.mmmlaw.com

VIA EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E., Room 4561

Washington, DC 20549

Re:	Internet Commerce Corporation
Form 10-K for the fiscal year ended July 31, 2005, Filed on October 31, 2005
Forms 8-K, Filed on March 17, 2006, December 12, 2005 and September 29, 2005
File No. 000-24996

Dear Mr. Krikorian:

On behalf of Internet Commerce Corporation (the “Company”), we are writing in response to comments of the Staff set forth in the Commission’s letter dated April 7, 2006. The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.

We respond to the specific comments of the Staff as follows:

Form 10-K Filed on October 31, 2005

Note 3. Acquisition of ECS and MEC-Page F-17

1.             With regard to your acquisition of “the assets” of QRS Corporation’s Managed EC business we have the following comments:

(a)                                  Clarify whether this was an asset acquisition or the acquisition of a business. Your response should include a discussion of your consideration of the guidance set forth in paragraph 6 of EITF 98-3.

Response:

It is the Company’s position that we did acquire a business. The Managed TC™ (“MEC”) operations of QRS Corporation (“QRS”) acquired from Inovis International, Inc. (“Inovis”) were never incorporated into a separate legal entity and did not issue any type of

Atlanta	1600 Atlanta Financial Center	With offices in	Washington, D.C.
404.233.7000	3343 Peachtree Road, N.E.		Charlotte, North Carolina
Atlanta, Georgia 30326-1044
Fax: 404.365.9532

Mr. Stephen Krikorian

April 19, 2006

equity. The MEC had been operating within one of QRS’s then existing business segments. As a result, the phrase “the Company completed the acquisition of the assets of QRS Corporations Managed TC™ business” was meant to convey the fact that the business was acquired through the purchase of assets and not through a stock purchase.

The Company agrees that under EITF 98-3 the MEC has inputs of assets, intellectual property and employees, has operational process, and has outputs that customers purchase, making the MEC a self-sustaining set of activities and assets managed for the purpose of providing a return to investors, and thus a business.

(b)                                  Provide us with the significance tests of Rule 1-02(w) of Regulation S-X used to determine the need for filing the historical financial statements of MEC and the related pro forma financial information in Form 8-K. Your response should set forth in detail the computation of the significant subsidiary test and the reasons for not filing historical and pro forma financial statements under Rule 3-05 and Article 11 of Regulation S-X and the instructions to Form 8-K.

Response:

The following is the Company’s analysis under Rule 1-02(w) of Regulation S-X for a significant subsidiary:

(1)                                                              Prior to March 17, 2005, the Company had no investments in and advances to the MEC. The total assets of the Company as of the end of the most recently completed fiscal year as of March 17, 2005 can be found in the Company’s July 31, 2004 financial statements and was $11,428,565. In reviewing the Company’s original calculations for the present value of the lease liabilities in response to this inquiry,  differences were found both in the Company’s original methodology of applying the investment test in Rule 1-02(w)(1) and in the present valuation calculation of estimated net cash flows from the assumed lease. The Company’s original calculations were based on the proforma assets following the acquisition of the MEC, which we now understand was not appropriate for this acquisition. In recalculating the estimated present value of net cash flows from the assumed lease, the Company should have booked $2,258,752 (see Exhibit E) as the present value of the assumed lease. Substituting $2,258,752 for the original calculation of $2,291,035 as found in Note 3 to financial statement in the Company’s 10-K, total purchase price should have been $2,281,498. Ten percent of

2

Mr. Stephen Krikorian

April 19, 2006

the Company’s assets would be $1,142,857; hence the acquisition is a significant subsidiary under Rule 1-02(w)(1) as the investment exceeds 10% of assets. However, both Rule 210.3-05(b)(2) and Rule 210.11-01(b)(1) (the acquired business and pro forma financial statement rules, respectively) substitute 20% for 10% in the tests. When 20% is applied to the total Company assets, the resulting figure of $2,285,713 is greater than the purchase price of $2,281,498. Therefore, audited financials and pro forma disclosure were not required under Rule 210.3-05(b)(2) and Rule 210.11-01(b)(1), respectively. The Company does not believe that the difference of $32,282 in the original estimated for the lease liability is material enough to cause a restatement of the balance sheet in the Company’s 10-K.

(2)                                                              The total assets of the Company as of the end of the most recently completed fiscal year as of March 17, 2005 can be found in the Company’s July 31, 2004 financial statements and was $11,428,565. Internal financial statements of the MEC reported total assets of $1,310,360 (see Exhibit B) as of its most recent fiscal year end. Ten percent of the Company’s assets would be $1,142,857; hence the acquisition is a significant subsidiary under Rule 1-02(w)(1) as the acquired subsidiaries’ assets of $1,310,360 exceeds 10%. However, both Rule 210.3-05(b)(2) and Rule 210.11-01(b)(1) (the acquired business and pro forma financial statement rules, respectively) substitute 20% for 10% in the tests. When 20% is applied to the Company’s assets, the resulting figure of $2,285,713 is greater than the acquired subsidiaries’ assets of $1,310,360. Therefore, audited financials and pro forma disclosure were not required under Rule 210.3-05(b)(2) and Rule 210.11-01(b)(1), respectively.

(3)                                                              The Company’s loss before income taxes for the most recent fiscal year as of March 17, 2005 was $4,086,609 as reported in the July 31, 2004 Consolidated Statement of Operations. Internal financial statements of the MEC reported a loss of $707,324 (see Exhibit B) before income taxes as of its most recent fiscal year end. Ten percent of the Company’s loss is $408,661. Since the reported MEC loss is $707,324 and exceeds 10% of the Company’s loss, the acquisition is a significant subsidiary under Rule 1-02(w)(3). However, both Rule 210.11-01(b)(1) and Rule 210.3-05(b)(2) (the pro forma and financial statement rules, respectively) substitute 20% for 10% in the tests. When a 20% is applied to the Company’s loss, the resulting figure of $817,322 is greater than the MEC loss of $707,324.

3

Mr. Stephen Krikorian

April 19, 2006

Therefore, audited financials and pro forma disclosure were not required under Rule 210.3-05(b)(2) and Rule 210.11-01(b)(1), respectively.

(c)                                  Provide us with a copy of the third party valuation to which you refer on page F-17.

Response:

Please see Exhibit A, a third party valuation prepared by Harshman Phillips & Company, LLC.

(d)                                  Further describe how you determined the value of the consideration exchanged in this transaction. Explain how “the present value of the estimated difference between the cash amounts due under the existing terms of the lease; cash received from Inovis as part of the transaction net of estimated current market value of cash flows receivable under the terms of an assumed sublease” represents the fair value of an unfavorable lease.

Response:

The Company’s acquisition of the MEC was accomplished solely through the assumption of liabilities, principally an unfavorable lease. Statement of Financial Accounting Standards No. 141 (“FAS 141”) enumerates in paragraph 37 “general guidance for assigning amounts to…liabilities assumed.”  FAS 141 states in paragraph 37(k) that “Other liabilities and commitments-such as unfavorable leases…(should be recorded) at present values of amounts paid at appropriate current interest rates.”  This “general guidance” of paragraph 37 should be read with the overall concept under FAS 141 paragraph 5 of recognizing “fair values exchanged,” which, per paragraph 4 should be recorded “at the date of acquisition.” While the lease was unfavorable in that it could not be sublet for the contracted monthly rent, there was a market for the property at some monthly rent amount to which a sublease could be entered. Hence, there would be a cash outflow net of sublease rent payments and the fair value of the unfavorable lease became similar to debt assume under a business combination, which, per EITF 98-1 paragraph 4, should be determined at “the present value of estimated future cash flows.”  Prior to the close of the acquisition, the Company had its broker prepare a market study (see Exhibit C) that estimated the net future cash flows of the unfavorable lease. This became the basis for the Company’s calculations for the present value of the unfavorable lease (see Exhibit D) with certain modifications, principally the reduction of the discount rate from 9% to 7% which more closely approximated the appropriate interest rates at the date of acquisition and the payment by

4

Mr. Stephen Krikorian

April 19, 2006

Inovis of $231,351 in cash to offset rent. The present value of the resulting amount was recorded as the fair value of the unfavorable lease. In fact, the Company entered into a sublease in January 2005, which terms resulted in an a credit to goodwill of approximately $23,000, providing empirical evidence the present value of estimated net cash flows was materially accurate.

(e)                                  With regard to the $701,806 change in the lease liability reflected in the statement of cash flows, please summarize the activity related to this liability and explain how this amount was computed.

Response:

The line labeled “Lease liability from acquisition” in the Consolidated Statements of Cash Flows was an attempt to separate out the actual cash payments made under the assumed lease from other liabilities, which were to be shown under “Other liabilities.”  The correct amount that should have appeared under “Lease liability from acquisition” should have been the difference between the original recorded lease liability of $2,291,035, less the sum of the current ($748,949) and long-term ($1,216,280) amounts shown on the face of the Consolidated Balance Sheets, or ($325,806). The amount shown of ($701,806) was a scrivener’s error. “Other liabilities” should have appeared as the net difference, or ($275,861). In future filings involving the disclosure of cash flows, the Company will present the correct amounts.

Exhibit 31.1 and 31.2 – 302 Certifications

2.             In future filings remove your reference to “annual” or “quarterly” in item No.1 of the 302 certifications.

Response:

The Company will remove the reference to “annual” or “quarterly” in paragraph 1 of the 302 certifications in its future filings with the Commission.

Forms 8-K filed March 17, 2006, December 12, 2005 and September 29, 2005

3.             With regard to your presentation of the non-GAAP measure “Adjusted EBITDA”, we note that you identify the most directly comparable GAAP financial measure to be operating cash flows, however, the reconciliations presented in the press releases are to net income (loss). Revise future filings to ensure that the reconciliation presented includes the most directly comparable GAAP financial measure.

5

Mr. Stephen Krikorian

April 19, 2006

Response:

In future filings involving the disclosure of Adjusted EBITDA, the Company will provide a reconciliation of Adjusted EBITDA to the operating cash flows as the most directly comparable GAAP financial measure.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing information addresses the Staff’s comments regarding the Form 10-K and Forms 8-K. If you have any questions regarding this letter, please do not hesitate to contact me at 404-504-7651.

Sincerely,

MORRIS, MANNING & MARTIN, LLP

/s/ Larry W. Shackelford

Larry W. Shackelford

cc:	Mr. Glen E. Shipley
Mr. J. Marc Welch, Tauber & Balser P.C.
Mr. Paul D. Lapides, Chair of the Audit Committee, Internet Commerce Corporation

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Exhibit A

BUSINESS VALUATION CONSULTATION

FASB 141 SUMMARY REPORT

INTERNET COMMERCE CORP.

AS OF MARCH 17, 2005

PREPARED BY:

HARSHMAN PHILLIPS & COMPANY, LLC

April 18, 2005

HARSHMAN PHILLIPS & COMPANY, LLC

BUSINESS VALUATION CONSULTATION

FASB 141 SUMMARY REPORT

INTERNET COMMERCE CORP.

AS OF MARCH 17, 2005

HARSHMAN PHILLIPS & COMPANY, LLC
4480 N. Shallowford Road, Suite 104
Atlanta, GA 30338
Tel 770.804.0300
Fax 770.804.0311
Your Financial Business Matters. TM	David Jon Lerner, CPA, CVA
Direct 770.677.6519
Email dlerner@hpccpa.com

MEMORANDUM

To:	Mr. Glen Shipley, CFO
Internet Commerce Corp.

From:	David Jon Lerner, CPA, CVA

Date:	April 18, 2005

RE:	FASB 141 Summary report of business valuation calculation and consultation analysis

We appreciate this opportunity to assist you with this very important financial project for the FASB 141 valuation assessment of your Inovis MEC (“MEC”) acquisition for purchase price allocations based on fair value measurement for Internet Commerce Corp.’s (the “Company” or “ICC”) financial reporting. With this in mind, we are engaged to assess the financial and non-financial drivers for the business valuation of MEC to provide our independent assessment of the fair value of the assets acquired and liabilities incurred by ICC as of March 17, 2005 for financial statement reporting purposes in accordance with FASB 141 accounting guidance by applying the fair value standard as defined in FASB pronouncements, performing business valuation calculations and consultation analysis and presenting herein our summary of findings.

We understand ICC will integrate and continue the MEC business acquired into its business as a business to business internet e-commerce solutions provider.

Our FASB 141 business valuation calculations and consultation analysis provide the basis for our indication of the fair value of the MEC assets acquired and liabilities assumed. The fair value of tangible assets acquired, net of liabilities incurred and transition costs totals $539,689. The fair value of other identified intangible assets acquired consists of existing customer relationships totaling $736,739. The estimated remaining useful life of depreciable assets – computer equipment is two years. The estimated remaining useful life of amortizable assets – customer relationships is five years. The fair value of existing customer relationships is measured under FASB 141 guidance contained in its Appendix A. Customer relationships is based on an earnings base estimate of 10%, revenue run rate estimated in excess of $4 million year one, customer turnover, or “chum” rate of 60 months and an estimated “internal rate of return” of 15%.

The remaining purchase price consideration in excess of net identified tangible assets and other identified intangible assets, or the residual value of goodwill totals $1,390,607. The attached spreadsheet in Exhibit A contains a summary of our calculations regarding this analysis.

Mr. Glen Shipley, CFO

Internet Commerce Corp. - Memorandum

April 18, 2005

This FASB 141 indication of the fair value of the MEC acquisition is based on the premise of ICC’s going concern, that is the business and Management of ICC will integrate MEC and will continue to operate and remain intact with no contemplated plans for mergers, acquisitions, liquidations, an IPO or other offerings of its common stock except as may be disclosed in its SEC filings.

The FASB 141 consultation information and findings summary provided herein does not constitute a business valuation reporting engagement of our opinion of fair market value or fair value, nor our estimate of fair market value or fair value for business valuation reporting requirements. We understand the Management of ICC has made the determination that a detailed report providing documentation to meet the requirements of Internal Revenue Service Revenue Ruling 59-60 (“RR 59-60”) and other reporting guidelines is not necessary at this time and our summary of findings and indication of fair value memorandum is sufficient to assess the FASB 141 matters. Our consultation was conducted in accordance with the standards and definitions of the American Institute of Certified Public Accountants’ (AICPA’s) Code of Professional Conduct and Statement on Standards for Consulting Services (SSCS) and all Standards except for the reporting Standards of the National Association of Certified Valuation Analysts (NACVA).

Limiting conditions and assumptions

With respect to this FASB 141 consultation, we serve the Company and its stockholders with no bias as an independent appraiser and valuation analyst, performing an objective valuation of the MEC acquisition. We do not serve as an advisor, determining and negotiating a value that is most beneficial to the Company or its stockholders. Enclosed herein are our findings and recommendations for the Company’s Management to consider for a reasonable indication of financial valuation under the FASB 141 fair value standard. Our fair value analysis of ICC’s and MEC’s financial information supports our findings, and we believe the facts set forth herein are true and correct to the best of our knowledge.

We analyzed all information presented and representations of the Management of ICC in connection with our consultation. We consulted with the Management of ICC regarding the results of our FASB 141 business valuation analysis. In performing our analysis for consultation, we use and rely on the accuracy and completeness of various historical and prospective information provided by you and the Management of ICC. By retaining Harshman Phillips & Company, LLC for this consultation, you implicitly represent to us that such information is accurate and complete to the best of your knowledge and belief.

Our summary report is based on historical and prospective financial information of the Company provided to us by Management and other parties. We have not audited or reviewed the financial information of ICC or the MEC acquisition. However, had we audited or reviewed this underlying data of the Company, matters may have come to our attention that would have

HARSHMAN PHILLIPS & COMPANY, LLC

2

Mr. Glen Shipley, CFO

Internet Commerce Corp. - Memorandum

April 18, 2005

resulted in our using amounts that differ from those provided. Accordingly, we take no responsibility for the underlying financial data of the Companies analyzed for the consultation.

Users of this FASB 141 business valuation consultation letter should be aware that business valuations are based on future earnings potential that may or may not materialize. Therefore, the actual results achieved during the future will vary from the historical and prospective financial information used in this valuation consultation, and the variations may be material.

Although we are providing consultation that resulted in our assisting the Management in determining an indication of the fair value of the MEC acquisition, the true value can only be determined by bona fide negotiations between a willing buyer and seller. We assume no responsibility for a seller or buyer’s inability to obtain a purchase contract at that price. We have no present or contemplated financial interest in ICC nor any personal interest with the parties involved. Our fees for this FASB 141 valuation consultation are based upon our normal hourly billing rates for such services, and are in no way contingent upon the results of our findings. We have no responsibility to update our analysis, findings and consultation including this letter for events and circumstances occurring subsequent to the date of this letter.

This FASB 141 valuation consultation was prepared by David Jon Lerner, CPA, CVA of Harshman Phillips & Company, LLC. David Jon Lerner, CPA, CVA is in compliance with the AICPA’s Code of Professional Conduct and Statement on Standards for Consulting Services as well as NACVA’s Standards. This valuation consultation is for the specific purpose of assisting the Management of ICC in determining purchase price allocations in accordance with FASB 141 fair value accounting guidance and is intended for no other purpose. This FASB 141 valuation consultation letter is not to be copied or made available to any other persons without the express written consent of Harshman Phillips & Company, LLC and David Jon Lerner, CPA , CVA. Exhibit B contains the qualifications of valuation analyst.

We sincerely appreciate the opportunity to provide our services to you on this important valuation consulting engagement. If you should have any questions or comments, please do not hesitate to contact us here at Harshman Phillips & Company, LLC , David Jon Lerner, CPA, CVA’s direct line at 770-677-6519.

Very truly yours,

HARSHMAN PHILLIPS & COMPANY, LLC

/s/ David Jon Lerner, CPA, CVA

David Jon Lerner, CPA, CVA

Attachments - Exhibits A-B

HARSHMAN PHILLIPS & COMPANY, LLC

3

BUSINESS VALUATION CONSULTATION
FASB 141 SUMMARY REPORT

INTERNET COMMERCE CORP.

AS OF MARCH 17, 2005

EXHIBIT A
March 17, 2005 Acquisition of Inovis MEC
FASB 141 Fair Value Purchase Price Allocation

MEC Liabilities Assumed	$2,757,091
Less: Accrued PTO and related payroll tax	(90,056)

Total Purchase Price Consideration	$2,667,035

Purchase Price:
ICC Liabilities Incurred and Transition Costs	$376,000
ICC Assumption of Unfavorable Operating Lease	2,291,035

Total Purchase Price Consideration	$2,667,035

FASB 141 Fair Value Purchase Price Allocation:
Identified Tangible Assets
Current Assets	$—
Current Liabilities	(90,056)
Computer Equipment	92,387
Other Assets - Leasehold Improvements, F&F	117,236
Other Assets - Restricted Cash	420,122

Total Identified Net Tangible Assets	539,689

Other Identified Intangible Assets
Customer Relationships	736,739

Total Other Identified Intangible Assets	736,739

Goodwill	1,390,607

Total FASB 141 Fair Value Purchase Price Allocation	$2,667,035

Estimated Remaining Useful Life/Method:

Computer Equipment	2 years
Straight-line depreciation method.
Customer Relationships	5 years

Straight-line amortization method (approximates retirement rate method).

HARSHMAN PHILLIPS & COMPANY, LLC

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BUSINESS VALUATION CONSULTATION
FASB 141 SUMMARY REPORT

INTERNET COMMERCE CORP.

AS OF MARCH 17, 2005

EXHIBIT B

DAVID JON LERNER, CPA, CVA

David Jon Lerner is the Valuation Equity Member and directs the business valuation practice of Harshman Phillips & Company, LLC. Mr. Lerner is a Certified Public Accountant and is a member of the American Institute of Certified Public Accountants (AICPA) and the Georgia Society of CPAs (GSCPA). David is also a Certified Valuation Analyst and a member of the National Association of Certified Valuation Analysts (NACVA).

Mr. Lerner has served as a member of the Board of Directors of the GSCPAs, as well as its Governance and Structure Task Force, its Business Valuation Committee, its 2003 Leadership Academy and the Buckhead Chapter leadership team. He is also actively involved with NACVA, recently appointed to consult with its professional development and review committees.

David has been performing business valuations since 1996 and consulting on matters of business valuation and finance since 1992. He received his B.B.A. in accounting from the J.M. Tull School of Accounting, The University of Georgia in 1990 and his certificate from the Georgia State Board of Accountancy to practice as a Certified Public Accountant in 1992. David has earned the AICPA’s Certificate of Educational Achievement in Valuation of Businesses and Practices, having completed the continuing education series during 1996 and 1997, and he received his CVA designation in 1999 upon completion of the NACVA training, continuing education and exam during 1998. He has been performing business valuations since 1996 and consulting in matters of business valuation and finance since 1992.

Harshman Phillips & Company, LLC

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Exhibit B

Inovis, Inc.- MEC

BALANCE SHEET

12/31/2004
ASSETS
Current assets:
Cash and cash equivalents	—
Marketable securities available for sale	—
Accounts receivable, net of allowance	674,059
Deferred income tax assets
Prepaid expenses and other	6,556
Software Inventory
Total current assets	680,615

Property and equipment:
Furniture and fixtures	14,894
Equipment	482,346
Leasehold improvements	175,493
Subtotal PP&E	672,733
Less accumulated depreciation	(463,110)
Total PP&E, net	209,623

Other Assets	420,122
Total Assets	$1,310,360

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	86,771
Accrued incentives / compensation	68,934
Accrued transaction costs
Accrued vacation	107,536
Deferred acquisition costs (Image Info)	—
Deferred revenue	—
Sublease loss accruals	—
Other accrued liabilities	—
Current portion of note payable	—
Total current liabilities	263,241

Sublease loss accruals	—
Deferred rent and other	7,319
Total liabilities	270,560

Net Asset Value	1,039,800
Total liabilities and shareholders’ equity	$1,310,360

	Q1 2004	Q2 2004	Q3 2004	Q4 2004	YTD 2004
Revenue	$1,534,578	$1,324,531	$1,228,961	$1,386,104	$5,474,174

500100 COGS - Network	7,564	7,197	9,861	12,940	37,563
500350 COGS - Product ID Labels	10,964	7,925	23,944	9,394	52,227
COGS	18,528	15,123	33,805	22,334	89,789
600100 Payroll - Base Wages	816,516	727,942	666,203	578,414	2,789,075
600150 Payroll - Overtime	6,981	5,547	1,452	8,977	22,957
600200 Payroll - Holiday	19,303	15,748	(13,390)	2,056	23,717
600300 Payroll - Incentive	70,532	74,355	49,425	44,962	239,274
600500 Payroll - Severance	93,751	(14,173)	49,254	5,377	134,208
600600 Payroll - Tax Exp	126,902	72,769	51,377	44,592	295,641
600700 Medical/Dental	(16,369)	(16,022)	(15,409)	(14,393)	(62,193)
600740 Payroll - Ppd Legal	(128)	(76)	—	—	(203)
600750 Payroll - 401K Contr	31,053	—	(219)	—	30,834
600800 Payroll - Training	7,475	1,024	—	—	8,499
600810 Payroll - Recruit	—	528	—	—	528
600820 Payroll - Referral	—	1,000	—	500	1,500
600830 Payroll - Tuition	1,370	—	3,530	3,960	8,860
600840 Payroll - Relocation	—	15,000	—	—	15,000
600850 Payroll - Membership	420	—	(240)	—	180
810020 Medical Assessment	100,824	101,369	105,646	106,404	414,243
810030 Worker’s Comp Assess	21,526	17,611	16,257	23,446	78,841
810040 Payroll - BureauAsst	19,351	17,443	16,310	15,814	68,917
Payroll & Healthcare Expenses	1,299,509	1,020,066	930,196	820,109	4,069,879
610030 TE - Hotel & Accomm	2,295	8,207	2,247	739	13,488
610040 TE - Meals	804	1,503	626	311	3,243
610060 TE - Entertainment	—	166	100	47	313
610070 TE - Air, Rail, Mile	6,665	7,489	3,087	1,305	18,545
610075 TE - Auto/Miles/Taxi	—	—	128	(128)	—
610080 TE - Miscellaneous	7,740	1,370	—	—	9,110
T & E	17,503	18,734	6,188	2,274	44,699
620100 Temp - Clerical	10,101	632	9,305	22,128	42,165
620150 Temp - Facility Mgmt	38,335	38,887	43,704	23,976	144,902
620200 Temp - Consultants	55,698	19,831	52,834	107,265	235,628
Temporaries and Consultants	104,133	59,351	105,843	153,369	422,696
630000 Telecom - Telephone	—	(27)	—	22	(6)
630010 Telecom - Cellular	207	376	69	—	652
630020 Telecom - Wireless	—	—	—	—	—
630030 Telecom - Home Offc	1,221	1,229	996	394	3,841
630040 Telecom - Conf Call	—	—	—	—	—
630050 Telecom - ISP	592	515	504	573	2,184
Telecommunications	2,021	2,092	1,569	989	6,671
630100 Facility - Base Rent	287,556	460,219	249,972	211,948	1,209,695
630200 Facility - Electric	—	(906)	—	—	(906)
630300 Facility - Repairs	7,674	673	2,548	10,599	21,495
630400 Facility - Security	—	(4,807)	—	1,287	(3,520)
630500 Facility - Janitor	331	340	1,391	2,021	4,083
630500 Facility - Budgeted	—	—	—	—	—
Facilities - No Assessments	295,561	455,520	253,911	225,854	1,230,847
632100 D/C - H/W Leases	(3,736)	—	—	—	(3,736)
632200 H/W Maint	2,124	1,438	2,163	2,162	7,887
632300 S/W Maint	2,567	3,839	3,839	3,839	14,083
632500 D/C - Bus Recovery	2,800	3,918	893	2,700	10,311
632600 D/C - Outsourcing	—	—	—	—	—
Hardware & Software	3,755	9,195	6,895	8,702	28,546
640020 Depr Exp - M & E	1,869	1,869	1,869	1,203	6,811
640030 Depr Exp - Lhld Imp	5,723	5,723	5,723	5,723	22,891
640060 Depr Exp - Furniture	160	198	273	273	904
640070 Depr Exp - Hardware	14,813	15,172	14,583	12,764	57,333
640080 Depr Exp - Software	685	685	685	685	2,741

Depreciation	23,251	23,647	23,134	20,648	90,679
650000 Gen Exp - Postage	338	309	209	258	1,114
650500 Gen Exp - Courier	5,449	7,362	8,667	5,510	26,989
651000 Gen Exp - Supplies	13,998	10,441	6,340	4,977	35,756
651100 Gen Exp - Paper	—	—	710	2,459	3,169
651200 Gen Exp - Subscript	546	1,412	1,005	125	3,088
651300 Gen Exp - Manuals	—	—	—	—	—
651400 Gen Exp - Equip Rent	—	(1,384)	—	—	(1,384)
651500 Gen Exp - Misc	8,904	1,200	9,673	—	19,777
651600 Gen Exp - Meeting	1,695	4,191	2,609	1,184	9,679
652000 Gen Exp - Supp<2500	—	5,788	—	—	5,788
652100 Gen Exp - IT Equipt	960	1,573	3,439	5,699	11,670
654000 Gen Exp - Freight	1,216	536	90	—	1,841
659000 General Expense - Std. Cost Transfer	—	—	—	—	—
660000 Gen Exp - Other	—	—	—	—	—
General Expenses	33,106	31,428	32,741	20,212	117,488
500530 Mkt COGS - Dup Cost	—	—	—	—	—
660100 Mkt Exp - Trade Show	—	925	—	—	925
660200 Mkt Exp - Advertisng	—	190	—	—	190
Marketing	—	1,115	—	—	1,115
630710 Insurance - Umbrella	—	—	—	—	—
670100 G&A Exp - Legal Fees	—	21,003	280	—	21,283
670100 G&A Exp - Accounting Fees	—	—	—	—	—
670300 G&A Exp - Other Prof	—	—	(687)	—	(687)
700000 G&A Misc - Bank Fees	—	—	—	—	—
G&A Misc.	—	21,003	(407)	—	20,597
QRS PRIMARY COSTS	1,779,865	1,638,539	1,387,687	1,272,217	6,078,307
810001 Telephone Assessment	—	—	—	—	—
810003 Facilities Assessment Mgmt	1,049	—	—	—	1,049
810005 Facility - A DPG/MP	—	—	—	—	—
810010 Facility - Assess-NY	—	—	—	—	—
810015 Facility - Asmnt LA	5,797	—	—	—	5,797
810050 Depr Exp-M&E Assmnt	—	—	—	—	—
810051 Worktop Srvcs Allctn	14,667	13,309	11,780	11,890	51,646
QRS SECONDARY COSTS	21,512	13,309	11,780	11,890	58,491
Total	1,818,880	1,670,582	1,405,655	1,286,381	6,181,498
Service Bureau	1,367,187	1,298,087	1,150,869	1,087,324	4,903,467
Operations	343,732	256,267	144,191	117,143	861,332
MIS	60,822	74,070	61,996	55,761	252,648
Human Resources	48,995	41,911	46,058	24,880	161,844
Facilities	(1,855)	247	2,542	1,272	2,206
Total	1,818,880	1,670,582	1,405,655	1,286,381	6,181,498

Operating Income	$(284,302)	$(346,051)	$(176,694)	$99,723	$(707,324)

Exhibit C

QRS Corporation (Existing Obligation)
535 Fifth Avenue, Entire 3rd Floor
Summary of Sublease Revenue Impact

	1	2	3	4	5	6
	2005	2006	2007	2008	2009	2010	Total
AGGREGATE RENT EXPENSE:

Existing Obligation	619,970	998,729	1,041,486	1,066,324	1,091,811	1,024,424	5,842,742

Projected Sublease (Revenue)	279,913	(663,525)	(687,825)	(712,850)	(738,625)	(700,537)	(3,223,449)

Estimated Remaining Exposure	899,883	335,204	353,661	353,474	353,186	323,887	2,619,293

Estimated Financial Lease Analysis
QRS Corporation (Existing Obligation)
18,548 RSF in
535 Fifth Avenue, Entire 3rd Floor
as of 1-May-05

		1		2		3		4		5		6		7		8		9		10
		2005		2006		2007		2008		2009		2010		2011		2012		2013		2014		Total
Rent	(Note 1)	556,440		890,304		908,852		908,852		908,852		833,114		0		0		0		0		5,006,414
		$45.00	/sf	$48.00	/sf	$49.00	/sf	$49.00	/sf	$49.00	/sf	$49.00	/sf	$0.00	/sf	$0.00	/sf	$0.00	/sf	$0.00	/sf
Free Rent	(Note 2)	0		0		0		0		0		0		0		0		0		0		0
Electric: Submetered	(Note 3)	0		0		0		0		0		0		0		0		0		0		0
		$0.00	/sf	$0.00	/sf	$0.00	/sf	$0.00	/sf	$0.00	/sf	$0.00	/sf	$0.00	/sf	$0.00	/sf	$0.00	/sf	$0.00	/sf
Real Estate Tax Escalation	(Note 4)	25,274		44,898		52,163		59,719		67,577		69,438		0		0		0		0		319,069
		$2.04	/sf	$2.42	/sf	$2.81	/sf	$3.22	/sf	$3.64	/sf	$4.08	/sf	$0.00	/sf	$0.00	/sf	$0.00	/sf	$0.00	/sf
Annual Percentage Increase	(Note 5)	38,255		63,527		80,470		97,753		115,381		121,872		0		0		0		0		517,259
		$3.09	/sf	$3.43	/sf	$4.34	/sf	$5.27	/sf	$6.22	/sf	$7.17	/sf	$0.00	/sf	$0.00	/sf	$0.00	/sf	$0.00	/sf
Landlord’s Contribution	(Note 6)	0		0		0		0		0		0		0		0		0		0		0
Net Disbursements		619,970		998,729		1,041,486		1,066,324		1,091,811		1,024,424		0		0		0		0		5,842,742
		$50.14	/sf	$53.85	/sf	$56.15	/sf	$57.49	/sf	$58.86	/sf	$60.25	/sf	$0.00	/sf	$0.00	/sf	$0.00	/sf	$0.00	/sf

NPV of Disbursements	(Note 7)	604,768		906,055		867,356		814,718		765,313		661,127		0		0		0		0		4,619,337

		Discount rate		9.00%
	(Note 8)	Net Effective Annual Pre-Tax Rental per Square Foot														$55.99	RSF

All information furnished is from sources deemed reliable. No warranty or representation is made as to the accuracy thereof and same is submitted subject to errors, omissions, change in price, rental or other conditions, prior sale, lease, or financing or withdrawal without notice.

(Note 1)	Lease Commences on 1-May-05 for 535 Fifth Avenue, Entire 3rd Floor for a term of 67 mths					4/7/2005
Analysis assumes that rent shall be payable from commencement date on an area of 18,548 sf according to the following schedule:
	$45.00/sf	$49.00/sf
	until	until
	31-Mar-06	30-Nov-10

(Note 2)	Analysis assumes that 0 mths’ rent concession has been provided starting on 1-May-05

(Note 3)	Analysis assumes that $0.00/sf is the current cost of Electric: Submetered These costs are presumed to increase on each anniversary date according to the growth rate schedule below:
	1.00%	1.00%	1.00%	1.00%	1.00%
Charges for electric are permitted to start on 1-May-05. The analysis assumes that these electric charges are not subject to NYC Occupancy Tax.

(Note 4)	$7.37/sf has been employed as the base year value in computing the real estate tax escalation. Tax value estimated using base year of 02/03
Analysis assumes that current R/E taxes are $9.42/sf
The analysis assumes that real estate taxes will increase annually each Jan-1 according to the growth rate schedule below:
	4.00%	4.00%	4.00%	4.00%	4.00%
Charges for R/E taxes are permitted to start 1-May-05.

(Note 5)

Annual Percentage Increase charges have been computed by taking 100.00% of the compound, annual, percentage increase—computed from the schedule below—relative to the base index established in the year of 2002 and then multiplying the result by the rentable area and by the stipulated base rent of $45.00/sf.

	2.00%	2.00%	2.00%	2.00%	2.00%
CPI charges are permitted to start 1-Apr-02.

(Note 6)	This analysis assumes tenant costs of $0.00/sf and space plan costs of $0.00/sf are expended according to the following schedule: (brackets denote cash inflow)

(Note 7)

Given a marginal tax rate of 0.00% and a pre-tax cost of debt of 9.00% , the pre-tax cost of debt equals 9.00% and is the effective annual discount rate employed; all cash flows are discounted on a monthly basis to 1-May-05

(Note 8)

This dollar figure represents on a per square foot basis the present value of the projected future lease payments (net of all taxes—if applicable) expressed as an equivalent annuity in advance over the remaining term of the lease; this per square foot expression has been annualized. The dollar cost per usuable square foot has been calculated asuming a loss factor of 0.00%

Estimated Financial Lease Analysis
QRS Corporation (Sublease)
18,548 RSF in
535 Fifth Avenue, Entire 3rd Floor
as of 1-May-05

		1		2		3		4		5		6		7		8		9		10
		2005		2006		2007		2008		2009		2010		2011		2012		2013		2014		Total
Rent	(Note 1)	270,492		649,180		649,180		649,180		649,180		595,082		0		0		0		0		3,462,293
		$35.00	/sf	$35.00	/sf	$35.00	/sf	$35.00	/sf	$35.00	/sf	$35.00	/sf	$0.00	/sf	$0.00	/sf	$0.00	/sf	$0.00	/sf
Free Rent	(Note 2)	(162,295)		0		0		0		0		0		0		0		0		0		(162,295)
Electric: Submetered	(Note 3)	0		0		0		0		0		0		0		0		0		0		0
		$0.00	/sf	$0.00	/sf	$0.00	/sf	$0.00	/sf	$0.00	/sf	$0.00	/sf	$0.00	/sf	$0.00	/sf	$0.00	/sf	$0.00	/sf
Real Estate Tax Escalation	(Note 4)	0		7,583		15,484		23,701		32,247		37,707		0		0		0		0		116,721
		$0.00	/sf	$0.41	/sf	$0.83	/sf	$1.28	/sf	$1.74	/sf	$2.22	/sf	$0.00	/sf	$0.00	/sf	$0.00	/sf	$0.00	/sf
Annual Percentage Increase	(Note 5)	0		6,762		23,161		39,969		57,198		67,749		0		0		0		0		194,839
		$0.00	/sf	$0.36	/sf	$1.25	/sf	$2.15	/sf	$3.08	/sf	$3.98	/sf	$0.00	/sf	$0.00	/sf	$0.00	/sf	$0.00	/sf
Landlord’s Contribution	(Note 6)	(388,110)		0		0		0		0		0		0		0		0		0		(388,110)
Net Receipts		(279,913)		663,525		687,825		712,850		738,625		700,537		0		0		0		0		3,223,449
		$(36.22	/sf)	$35.77	/sf	$37.08	/sf	$38.43	/sf	$39.82	/sf	$41.20	/sf	$0.00	/sf	$0.00	/sf	$0.00	/sf	$0.00	/sf

NPV of Receipts	(Note 7)	(280,824)		602,247		572,757		544,585		517,685		452,063		0		0		0		0		2,408,513

		Discount rate		9.00%
	(Note 8)	Net Effective Annual Pre-Tax Rental per Square Foot														$29.19	RSF

All information furnished is from sources deemed reliable. No warranty or representation is made as to the accuracy thereof and same is submitted subject to errors, omissions, change in price, rental or other conditions, prior sale, lease, or financing or withdrawal without notice.

(Note 1)	Lease Commences on 1-Aug-05 for 535 Fifth Avenue, Entire 3rd Floor for a term of 64 mths					4/7/2005
	Analysis assumes that rent shall be payable from commencement date on an area of 18,548 sf according to the following schedule:
	$35.00/sf
	until
	30-Nov-10

(Note 2)	Analysis assumes that 3 mths’ rent concession has been provided starting on 1-Aug-05

(Note 3)	Analysis assumes that $0.00/sf is the current cost of Electric: Submetered These costs are presumed to increase on each anniversary date according to the growth rate schedule below:
	1.00%	1.00%	1.00%	1.00%	1.00%
	Charges for electric are permitted to start on 1-Aug-05. The analysis assumes that these electric charges are not subject to NYC Occupancy Tax.

(Note 4)	$10.24/sf has been employed as the base year value in computing the real estate tax escalation. Tax value estimated using base year of 05/06
	Analysis assumes that current R/E taxes are $10.24/sf
	The analysis assumes that real estate taxes will increase annually each Jan-1 according to the growth rate schedule below:
	4.00%	4.00%	4.00%	4.00%	4.00%
	Charges for R/E taxes are permitted to start 1-Aug-05.
(Note 5)

Annual Percentage Increase charges have been computed by taking 100.00% of the compound, annual, percentage increase—computed from the schedule below—relative to the base index established in the year of 2005 and then multiplying the result by the rentable area and by the stipulated base rent of $35.00/sf. CPI charges are permitted to start 1-Aug-05.

	2.50%	2.50%	2.50%	2.50%	2.50%

(Note 6)	This analysis assumes tenant costs of ($10.75/sf) and space plan costs of $0.00/sf are expended according to the following schedule: (brackets denote cash outflow)
	1-May-05
	($10.75/sf)

	Analysis assumes that 1.50 leasing commission aggregating to (188,719) is payable according to the following schedule: (N.B., brackets denote cash outflow)
	1-Aug-05
	(188,719)

Landlord Costs:	Total Cost	$ /SF
Landlord Allowance	(185,480)	$(10.00	/sf)
Attorney Fees	(12,000)	$(0.65	/sf)
Landlord Sublease Approval Fee	(2,000)	$(0.11	/sf)
	(199,480)	$(10.75	/sf)

(Note 7)

Given a marginal tax rate of 0.00% and a pre-tax cost of capital 9.00% , the pre-tax cost of capital equals 9.00% and is the effective annual discount rate employed; all cash flows are discounted on a monthly basis to 1-May-05

(Note 8)

This dollar figure represents on a per square foot basis the present value of the projected future lease payments (net of all taxes—if applicable) expressed as an equivalent annuity in advance over the remaining term of the lease; this per square foot expression has been annualized. The dollar cost per usuable square foot has been calculated asuming a loss factor of 0.00%

Exhibit D

	Colliers ABR Analysis
	RSF	Term	2005	2006	2007	2008	2009	2010

Remaining lease	18,548	5’05 to 11’10	$50.14	$53.85	$56.15	$57.49	$58.86	$60.25

Sublease	18,548	8’05 - 11’10	36.22	(35.77)	(37.08)	(38.43)	(39.82)	(41.20)

Remaining SRSF			$86.36	$18.08	$19.07	$19.06	$19.04	$19.05

Remaining lease		5’05 to 11’10	$619,998	$998,810	$1,041,470	$1,066,325	$1,091,735	$1,117,517

Sublease		8’05 - 11’10	279,913	(663,462)	(687,760)	(712,800)	(738,581)	(764,178)
April ‘05 rent			80,882
QRS/Invois payment			(231,351)

Remaining SRSF			$749,442	$335,348	$353,710	$353,525	$353,154	$353,339

Monthly		5’05 to 11’10	77,499.73	83,234.15	86,789.18	88,860.38	90,977.94	93,126.42

		8’05 - 11’10	55,982.60	(55,288.50)	(57,313.32)	(59,399.97)	(61,548.45)	(63,681.47)

			$133,482.33	$27,945.65	$29,475.86	$29,460.41	$29,429.49	$29,444.95

		Interest	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%
		PV	$(895,964)	$(306,499)	$(301,488)	$(281,015)	$(261,795)	$(244,274)	$(2,291,035)

March ‘05	231,351	$(895,964)
April ‘05	(80,882)
May ‘05	133,482	$(1,046,433)
Jun ‘05	133,482
Jul ‘05	133,482
Aug ‘05	133,482
Sep ‘05	133,482
Oct ‘05	133,482
Nov ‘05	133,482
Dec ‘05	133,482

Jan ‘06	27,946	$(324,855)
Feb ‘06	27,946
Mar ‘06	27,946
Apr ‘06	27,946
May ‘06	27,946
Jun ‘06	27,946
Jul ‘06	27,946
Aug ‘06	27,946
Sep ‘06	27,946
Oct ‘06	27,946
Nov ‘06	27,946
Dec ‘06	27,946

Jan ‘07	29,476	$(342,643)
Feb ‘07	29,476
Mar ‘07	29,476
Apr ‘07	29,476
May ‘07	29,476
Jun ‘07	29,476
Jul ‘07	29,476
Aug ‘07	29,476
Sep ‘07	29,476
Oct ‘07	29,476
Nov ‘07	29,476
Dec ‘07	29,476

Jan ‘08	29,460	$(342,464)
Feb ‘08	29,460
Mar ‘08	29,460
Apr ‘08	29,460
May ‘08	29,460
Jun ‘08	29,460
Jul ‘08	29,460
Aug ‘08	29,460
Sep ‘08	29,460
Oct ‘08	29,460
Nov ‘08	29,460
Dec ‘08	29,460

Jan ‘09	29,429	$(342,104)
Feb ‘09	29,429
Mar ‘09	29,429
Apr ‘09	29,429
May’09	29,429
Jun ‘09	29,429
Jul ‘09	29,429
Aug ‘09	29,429
Sep ‘09	29,429
Oct ‘09	29,429
Nov ‘09	29,429
Dec ‘09	29,429

Jan ‘10	29,445	$(342,284)
Feb ‘10	29,445
Mar ‘10	29,445
Apr ‘10	29,445
May ‘10	29,445
Jun ‘10	29,445
Jul ‘10	29,445
Aug ‘10	29,445
Sep ‘10	29,445
Oct ‘10	29,445
Nov ‘10	29,445

Exhibit E

Internet Commerce Corporation

MEC Lease Liability

Sublease Period	Month	Beginning Liability Balance	Lease Payment	Other Payments	Sublease Base Rent Payment	Interest	Balance	Inovis Payment	Net Investment
	Mar-05	2,490,102.87					2,490,102.87	(231,351)	$2,258,752
	Apr-05	2,490,102.87	(80,882.00)			14,525.60	2,423,746.47
	May-05	2,423,746.47	(77,499.73)	(55,982.60)		14,138.52	2,304,402.66
	Jun-05	2,304,402.66	(77,499.73)	(55,982.60)		13,442.35	2,184,362.68
	Jul-05	2,184,362.68	(77,499.73)	(55,982.60)		12,742.12	2,063,622.47
	Aug-05	2,063,622.47	(77,499.73)	(55,982.60)		12,037.80	1,942,177.93
	Sep-05	1,942,177.93	(77,499.73)	(55,982.60)		11,329.37	1,820,024.97
	Oct-05	1,820,024.97	(77,499.73)	(55,982.60)		10,616.81	1,697,159.46
	Nov-05	1,697,159.46	(77,499.73)	(55,982.60)		9,900.10	1,573,577.22
	Dec-05	1,573,577.22	(77,499.73)	(55,982.60)		9,179.20	1,449,274.09
1	Jan-06	1,449,274.09	(83,234.15)		55,288.50	8,454.10	1,429,782.54
2	Feb-06	1,429,782.54	(83,234.15)		55,288.50	8,340.40	1,410,177.29
3	Mar-06	1,410,177.29	(83,234.15)		55,288.50	8,226.03	1,390,457.68
4	Apr-06	1,390,457.68	(83,234.15)		55,288.50	8,111.00	1,370,623.03
5	May-06	1,370,623.03	(83,234.15)		55,288.50	7,995.30	1,350,672.68
6	Jun-06	1,350,672.68	(83,234.15)		55,288.50	7,878.92	1,330,605.95
7	Jul-06	1,330,605.95	(83,234.15)		55,288.50	7,761.87	1,310,422.17
8	Aug-06	1,310,422.17	(83,234.15)		55,288.50	7,644.13	1,290,120.65
9	Sep-06	1,290,120.65	(83,234.15)		55,288.50	7,525.70	1,269,700.70
10	Oct-06	1,269,700.70	(83,234.15)		55,288.50	7,406.59	1,249,161.64
11	Nov-06	1,249,161.64	(83,234.15)		55,288.50	7,286.78	1,228,502.77
12	Dec-06	1,228,502.77	(83,234.15)		55,288.50	7,166.27	1,207,723.38
13	Jan-07	1,207,723.38	(86,789.18)		57,313.32	7,045.05	1,185,292.58
14	Feb-07	1,185,292.58	(86,789.18)		57,313.32	6,914.21	1,162,730.92
15	Mar-07	1,162,730.92	(86,789.18)		57,313.32	6,782.60	1,140,037.66
16	Apr-07	1,140,037.66	(86,789.18)		57,313.32	6,650.22	1,117,212.02
17	May-07	1,117,212.02	(86,789.18)		57,313.32	6,517.07	1,094,253.23
18	Jun-07	1,094,253.23	(86,789.18)		57,313.32	6,383.14	1,071,160.52
19	Jul-07	1,071,160.52	(86,789.18)		57,313.32	6,248.44	1,047,933.09
20	Aug-07	1,047,933.09	(86,789.18)		57,313.32	6,112.94	1,024,570.17
21	Sep-07	1,024,570.17	(86,789.18)		57,313.32	5,976.66	1,001,070.97
22	Oct-07	1,001,070.97	(86,789.18)		57,313.32	5,839.58	977,434.69
23	Nov-07	977,434.69	(86,789.18)		57,313.32	5,701.70	953,660.54
24	Dec-07	953,660.54	(86,789.18)		57,313.32	5,563.02	929,747.70
25	Jan-08	929,747.70	(88,860.38)		59,399.97	5,423.53	905,710.81
26	Feb-08	905,710.81	(88,860.38)		59,399.97	5,283.31	881,533.72
27	Mar-08	881,533.72	(88,860.38)		59,399.97	5,142.28	857,215.59
28	Apr-08	857,215.59	(88,860.38)		59,399.97	5,000.42	832,755.60
29	May-08	832,755.60	(88,860.38)		59,399.97	4,857.74	808,152.93
30	Jun-08	808,152.93	(88,860.38)		59,399.97	4,714.23	783,406.75
31	Jul-08	783,406.75	(88,860.38)		59,399.97	4,569.87	758,516.21
32	Aug-08	758,516.21	(88,860.38)		59,399.97	4,424.68	733,480.48
33	Sep-08	733,480.48	(88,860.38)		59,399.97	4,278.64	708,298.71
34	Oct-08	708,298.71	(88,860.38)		59,399.97	4,131.74	682,970.04
35	Nov-08	682,970.04	(88,860.38)		59,399.97	3,983.99	657,493.62
36	Dec-08	657,493.62	(88,860.38)		59,399.97	3,835.38	631,868.59
37	Jan-09	631,868.59	(90,977.94)		61,548.45	3,685.90	606,125.00
38	Feb-09	606,125.00	(90,977.94)		61,548.45	3,535.73	580,231.24
39	Mar-09	580,231.24	(90,977.94)		61,548.45	3,384.68	554,186.43
40	Apr-09	554,186.43	(90,977.94)		61,548.45	3,232.75	527,989.69
41	May-09	527,989.69	(90,977.94)		61,548.45	3,079.94	501,640.14
42	Jun-09	501,640.14	(90,977.94)		61,548.45	2,926.23	475,136.89
43	Jul-09	475,136.89	(90,977.94)		61,548.45	2,771.63	448,479.03
44	Aug-09	448,479.03	(90,977.94)		61,548.45	2,616.13	421,665.67
45	Sep-09	421,665.67	(90,977.94)		61,548.45	2,459.72	394,695.89
46	Oct-09	394,695.89	(90,977.94)		61,548.45	2,302.39	367,568.80
47	Nov-09	367,568.80	(90,977.94)		61,548.45	2,144.15	340,283.46
48	Dec-09	340,283.46	(90,977.94)		61,548.45	1,984.99	312,838.96
49	Jan-10	312,838.96	(93,126.42)		63,681.47	1,824.89	285,218.90
50	Feb-10	285,218.90	(93,126.42)		63,681.47	1,663.78	257,437.73
51	Mar-10	257,437.73	(93,126.42)		63,681.47	1,501.72	229,494.50
52	Apr-10	229,494.50	(93,126.42)		63,681.47	1,338.72	201,388.26
53	May-10	201,388.26	(93,126.42)		63,681.47	1,174.76	173,118.08
54	Jun-10	173,118.08	(93,126.42)		63,681.47	1,009.86	144,682.99
55	Jul-10	144,682.99	(93,126.42)		63,681.47	843.98	116,082.02
56	Aug-10	116,082.02	(93,126.42)		63,681.47	677.15	87,314.21
57	Sep-10	87,314.21	(93,126.42)		63,681.47	509.33	58,378.60
58	Oct-10	58,378.60	(93,126.42)		63,681.47	340.54	29,274.19
59	Nov-10	29,274.19	(93,126.42)		63,681.47	170.77	0.01

	Total		(5,923,610.26)	(447,860.80)	3,503,099.05	378,269.15